UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

SHARED CAPITAL COOPERATIVE

(Exact name of issuer as speciﬁed in its charter)

Minnesota	41-1621896
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

2388 University Ave, Suite 300
St. Paul, Minnesota 55114

(Full mailing address of principal executive ofﬁces)

612-767-2100

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Shared Capital Cooperative is a Minnesota cooperative and certified CDFI (“Community Development Financial Institution”) lender that provides financing and assistance to cooperative businesses.

You should read this section in conjunction with (i) Shared Capital’s financial statements and (ii) the section entitled “Description of Shared Capital’s Business,” in Form 1-A, Part II, Item 7.

The discussion contains forward-looking statements relating to our plans and expectations for future operations. Forward-looking statements may be based on assumptions, and reaching any predicted result is uncertain and involves risk. Shared Capital’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed under “Risk Factors” and elsewhere in Form 1-A.

There have been no material changes in business activities during January 1-June 30, 2026.

Results of Operations

The six months ended on June 30, 2026 shows Operating Gross Margin (interest and fee revenue plus other earned revenue less interest expense) of $542,010, compared to $602,263 for the six months ended on June 30, 2025. This 10% decrease is due to (i) an increase in the cost of capital without a commensurate increase in the interest rates we charge for loans, and (ii) decreased available capital for deployment into revenue-generating loans.

Interest on Cash Accounts in the six months ended on June 30, 2026 was less than half of what it was in the six months ended on June 30, 2025 because of lower cash balances in Shared Capital’s cash accounts as we reserved less cash on hand in order to deploy as many loans as possible.

Maturing loans and decreased risk resulted in provision for loan losses showing a $175,769 reduction in expense for the six months ended June 30, 2026, compared with a $73,144 reduction in expense for the corresponding period in 2025. The allowance for loan losses decreased by approximately $195,835 during the first six months of 2026.

YTD personnel costs were up by 11% over the same period in 2025 due to a combination of increased salaries and a 13% increase in benefits expense.

Net loss for the six months ended on June 30, 2026 was $124,010 – a 5.8% improvement over the six months ended on June 30, 2025.

Financial Condition

Shared Capital’s cash position improved in the first half of 2026, with an additional $609,359 (24%) on hand; $260,000 was provided by sales of preferred stock along with a net increase in investment notes of $546,782. Shared Capital’s equity balance grew by $136,016 during the period.

As of June 30, 2026 and December 31, 2025, Shared Capital’s $1,000,000 line of credit at National Cooperative Bank (NCB) was fully drawn. In both cases, it was paid down in full before the end of the subsequent month.

Allowance for Loan Losses went down by $195,835 (just over 10%) during the period.

Liquidity and Capital Resources

As noted above, Shared Capital’s cash position improved during the first half of 2026, and its liquidity ratio (cash on hand / operating expenses) increased from 0.92 on December 31, 2025 to 2.37 on June 30, 2026.

CDFI Fund Awards. As of June 30, 2026, the Cooperative had applications pending with the Community Development Financial Institutions Fund for Financial Assistance awards. Subsequent to June 30, 2026, the Cooperative was notified that it had been awarded $721,000 in CDFI Program Financial Assistance (Base-FA) and $1,000,000 in Healthy Food Financing Initiative Financial Assistance (HFFI-FA), for total awards of $1.721 million. The Cooperative also applied for a Housing Production Financial Assistance (HP-FA) award. As of the date of this report, HP-FA awards have not been announced, and the Cooperative has not included any potential HP-FA award in its available liquidity.

As of the date of this report, the Cooperative has not received the Base-FA or HFFI-FA award funds, and receipt and use of the funds remain subject to the applicable CDFI Fund award documentation and requirements.

Lines of Credit. As of June 30, 2026, the Cooperative’s $1,000,000 revolving line of credit at NCB was fully drawn. It has since been paid down and as of the date of this report, is fully available. Further, Shared Capital is in the final stages of negotiating an additional $2.0 million non-revolving line of credit with National Cooperative Bank. As of the date of this report, the proposed credit facility has not been finalized or executed, and there can be no assurance that the facility will become available on the terms currently under discussion or at all. If finalized, the Cooperative intends to use borrowings under the facility to fund lending activities.

Direct Public Offering. Between the date of qualification (March 17, 2026) and June 30, 2026, this offering has raised $260,000 in preferred stock, and $810,500 in investment notes.

Trend Information

The Cooperative continues to experience demand for financing from cooperative businesses. The level of future loan demand and the Cooperative’s ability to fund additional lending will depend in part on the availability and cost of capital, borrower credit conditions, and broader economic conditions. The Cooperative continues to monitor its lending pipeline and available capital in managing its lending activity.

The interest rate environment remains uncertain and may affect the Cooperative’s cost of capital. Changes in market interest rates may affect the rates the Cooperative must pay to attract or retain investment capital and other borrowed funds, as well as the rates it charges on new loans. Because changes in the Cooperative’s cost of funds and the yield on its loan portfolio may occur at different times, changes in interest rates could affect the Cooperative’s net interest margin and results of operations. Conversely, declining market interest rates could affect the rates the Cooperative is able to offer investors and earn on newly originated loans. The timing and magnitude of future changes in interest rates cannot be predicted, and the Cooperative continues to monitor the potential effects of interest-rate changes on its lending activity, funding costs, liquidity, and financial performance.

Item 2. Other Information

None.

Item 3. Financial Statements

Shared Capital Cooperative

Balance Sheets

June 30, 2026 and December 31, 2025

	30-Jun	31-Dec
	2026	2025
ASSETS
CURRENT ASSETS
Cash	3,132,121	2,522,762
Accounts Receivable	52,146	56,791
Prepaid Expenses	84,033	254,355
Accrued Interest Receivable	313,967	296,479
Income Tax Deposits	140,349
Current Portion of Notes Receivable	5,504,313	5,924,713
Total Current Assets	9,226,929	9,055,100

Property and Equipment - Net	7,139	9,152
Intangible Assets - Net	43,080	3,113

OTHER ASSETS
Security Deposit	3,000	3,000
Equity in Other Cooperatives	350,957	350,957
Deposit in Other Cooperatives	13,092	13,092
Notes Receivable Less Current Portion - Net of Loan Loss Allowance	15,314,410	15,350,189
Right of Use Asset	42,288	60,952
Deferred Taxes	164,000	164,000

Total Assets	25,164,895	25,009,555

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts Payable	10,725	310,250
Accrued Expenses	39,626	42,713
Deferred Revenue	194,093	374,013
Funds Held for Others	399,135	398,701
Income Taxes Payable	-	852
Current Portion of Accrued Interest Payable	159,120	89,884
Current Portion of Operating Lease Liabilities	40,449	41,248
Line of Credit	1,000,000	1,000,000
Current Portion of Long-Term Debt	1,946,981	1,419,355
Total Current Liabilities	3,790,129	3,677,016

LONG-TERM LIABILITIES
Operating Lease Liabilities Net of Current Portion	3,481	21,540
Accrued Interest Payable Net of Current Portion	232,306	330,669
Long-Term Debt Net of Current Portion and Loan Costs	15,275,167	15,252,532

Total Liabilities	19,301,083	19,281,757

EQUITY
Preferred Stock, $10 Par Value, 10,000,000 Shares Authorized,	5,747,644	5,487,645
Common Stock - Voting, $10 Par Value, 10,000 Shares Authorized,	4,940	4,880
Common Stock - Nonvoting, $10 par Value, 10,000,000 Shares Authorized,	1,558,676	1,558,676
Additional Paid-In Capital	766,088	765,998
Retained Patronage	186,532	186,656
Accumulated Deficit	(2,400,068)	(2,276,057)

Total Equity	5,863,812	5,727,798

Total Liabilities and Equity	25,164,895	25,009,555

Shared Capital Cooperative

Income Statements

For 6 Months Ending June 30, 2026 and 2025

	30-Jun	30-Jun
	2026	2025
REVENUE
Interest Income - Loans	684,120	671,369
Interest Income - Cash Accounts	14,325	40,307
Loan Fees	42,901	87,300
Loan Recovery Income	2,793	3,177
Grants and Contributions	279,920	1,153,455
Consulting Income	750	200
Other	6,631	9,538

Total Revenue	1,031,440	1,965,346

EXPENSES
Provision for Loan Losses	(175,769)	(73,144)
Personnel	768,614	691,708
Outside Services	129,341	139,818
Interest	206,717	205,803
Contributions	-	862,343
Professional Services	89,678	74,481
Advertising	12,288	23,861
Occupancy	35,173	34,328
Office Supplies	19,946	35,324
Depreciation and Amortization	7,046	4,196
Seminars, Travel, Training	31,012	41,920
Fees	18,472	4,023
Dues	8,675	7,350
Board Expense	4,257	7,175

Total Expenses	1,155,450	2,059,186

Net Income Before Income Taxes and Patronage Dividend	(124,010)	(93,840)

Provision for Income Taxes	-	(33,868)
Property Taxes	-	(3,964)

Net Income	(124,010)	(131,672)

Shared Capital Cooperative

Cash Flows

For the six months ended June 30, 2026 and June 30, 2025

	30-Jun	30-Jun
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	(124,010)	(131,672)
Adjustments to Reconcile Net Income to
Net Cash Flows from Operating Activities
Depreciation and Amortization	7,046	4,196
Change in Loan Loss Allowance	(195,835)	(77,374)
Amortization of Loan Costs
Amortization of Operating Lease Right-of-Use Asset	18,664	17,669
Forgiveness of Notes Payable		-
Deferred Taxes	-	-
Income Tax Deposits	(140,349)
(Increase) Decrease in Assets
Accounts Receivable	4,644	(26,654)
Prepaid Expenses	170,322	(62,926)
Accrued Interest Receivable	(17,488)	(39,691)
Increase (Decrease) in Liabilities
Accounts Payable	(299,526)	59,780
Accrued Expenses	(3,087)	4,645
Deferred Revenue	(179,920)	(1,740,809)
Operating Lease Liabilities	(18,858)	(17,269)
Funds Held for Others	434	(7,086)
Income Taxes Payable	(852)	(80,182)
Accrued Interest Payable	(29,128)	(30,395)

Net Cash Flows from Operating Activities	(807,942)	(2,127,769)

CASH FLOWS FROM INVESTING ACTIVITIES
Redemptions of Certificates of Deposit	-	311,535
Interest Retained in Certificates of Deposit	-	(22,332)
Proceeds from Notes Receivable	1,586,288	3,938,952
Purchases of Property and Equipment	(45,000)	(131,405)
Issuance of Notes Receivable	(934,275)	(2,742,645)
Purchases of Mission Equity Investments

Net Cash Flows from Investing Activities	607,013	1,354,104

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Line of Credit		(1,000,000)
Issuance of Long-Term Debt	816,762	180,540
Payments on Long-Term Debt	(269,980)	(728,257)
Payments of Debt Issuance Costs	3,480	3,451
Purchases of Common Stock	2,900	28,625
Redemptions of Common Stock	(2,750)
Purchases of Preferred Stock	260,000	-
Patronage Dividend Retained
Redemptions of Retained Patronage	(124)

Net Cash Flows from Financing Activities	810,288	(1,515,641)

Net Change in Cash	609,359	(2,289,306)

Cash at Beginning of Year	2,522,762	3,673,225

Cash at End of Period	3,132,121	1,383,919

Shared Capital Cooperative

Changes in Stockholder Equity

Six Months Ended June 30, 2025 and June 30, 2026

		Common	Common	Additional
	Preferred	Stock -	Stock -	Paid-In	Retained	Accumulated	Total
	Stock	Voting	Nonvoting	Capital	Patronage	Deficit	Equity

Balance December 31, 2024	5,161,957	4,740	1,556,451	722,732	188,954	(1,629,912)	6,004,922

Purchases		70	1,975	26,580			28,625
Redemptions							-
Stock Converted							-
Preferred Stock Dividend	195,687					(195,687)	-
Patronage Dividend							-
Net Income						(124,010)	(124,010)
							-
Six Months Ended June 30, 2025	5,747,644	4,940	1,558,676	766,088	186,532	(2,400,068)	5,863,812

Balance December 31, 2025	5,487,645	4,880	1,558,676	765,998	186,656	(2,276,057)	5,727,797

Purchases	260,000	90		2,810			262,900
Redemptions		(30)		(2,720)	(124)		(2,874)
Stock Converted							-
Preferred Stock Dividend							-
Patronage Dividend							-
Net Income						(124,010)	(124,010)

Six Months Ended June 30, 2026	5,747,644	4,940	1,558,676	766,088	186,532	(2,400,068)	5,863,812

Notes to Interim Financial Statements

Note 1 – Basis of Presentation

The accompanying financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information.

In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented have been included. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the full year.

Note 2 – Loans Receivable and Allowance for Loan Losses

Loans receivable are stated at unpaid principal balances, net of an allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense and is based on management’s evaluation of the loan portfolio, including historical loss experience, current economic conditions, and specific risks related to individual borrowers.

During the six months ended June 30, 2026, the Company recorded a reduction in the provision for loan losses, reflecting changes in the estimated collectability of the loan portfolio.

Note 3 – Revenue Recognition

The Company recognizes revenue from interest on loans, fees, and other sources in accordance with applicable accounting standards.

Grant and contribution revenue is recognized when conditions on which they depend are substantially met. Amounts received in advance of meeting such conditions are recorded as deferred revenue and recognized as revenue when the conditions are satisfied.

Note 4 – Deferred Revenue

Deferred revenue represents grant funds received in advance of meeting the related conditions or incurring the associated expenses.

During the six months ended June 30, 2026, deferred revenue decreased significantly as the Company recognized revenue associated with previously received grant funding.

Note 5 – Debt and Lines of Credit

The Company maintains various debt agreements and a line of credit to support its lending and operational activities.

During the six months ended June 30, 2026, the Cooperative had fully drawn its $1,000,000 line of credit, and has reduced that outstanding revolving line of credit balance to zero as of the date of this report. The Company continues to service its long-term debt obligations in accordance with the terms of those agreements.

Note 6 – Equity

The Company has multiple classes of equity, including preferred stock and common stock (voting and nonvoting), as well as additional paid-in capital and retained patronage.

During the six months ended June 30, 2026, the Company issued additional equity securities and recorded preferred stock dividends in accordance with its governing documents. Changes in equity are reflected in the Statement of Changes in Stockholders’ Equity.

Note 7 – Subsequent Events

The Company has evaluated subsequent events through September 25, 2026, the date these financial statements were available to be issued. No other events have occurred that would require adjustment to or disclosure in these financial statements.

Item 4. Exhibits

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHARED CAPITAL COOPERATIVE

Date: September 25, 2026	By:	/s/ Christina Jennings
	Name:	Christina Jennings
	Title:	Principal Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christina Jennings	Principal Executive Officer	September 25, 2026
Christina Jennings

/s/ Mark Downey	Director of Finance and Operations;	September 25, 2026
Mark Downey	Principal Financial Officer; Principal Accounting Officer